UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

GLOBAL BOATWORKS HOLDINGS, INC.

(Exact name of registrant as specified in its corporate charter)

Florida
(State or other jurisdiction of Incorporation or Organization)
000-55646	81-0750562
(Commission File Number)	(IRS Employer Identification No.)

1707 North Charles Street, Suite 200A

Baltimore, Maryland  21201

(Address of Principal Executive Offices and Zip Code)

443.863.7234

(Registrant’s telephone number, including area code)

September 29, 2020

Global Boatworks Holdings, Inc.

1707 North Charles Street, Suite 200A

Baltimore, Maryland  21201

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being filed on or about September 29, 2020 for the benefit of holders of record at the close of business on September 24, 2020 (the “Record Date”), of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Global Boatworks Holdings, Inc., a Florida corporation (the “Company”), in connection with the change of control of and composition of the Board of Directors of the Company (the “ Board ”) as contemplated by that certain share exchange (the “Share Exchange”) effected by the execution and delivery of: (i) that certain Share Exchange Agreement on September 3, 2020, as amended (the “Share Exchange Agreement”), by and among the Company, R3 Score Technologies, Inc., a Delaware corporation (“R3S”), and the shareholders of R3S (the “R3 Stockholders”). The transactions contemplated by the Share Exchange were consummated on September 23, 2020 (the “Closing Date”).

The Share Exchange is described more fully in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2020.  A copy of the executed Share Exchange Agreement will be attached as an exhibit to such report.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote. In this case, the Company’s former directors and one current director have appointed new directors to the Board. Therefore, no vote of stockholders of the Company is required to effect or ratify the appointment of the new directors.

On September 23, 2020, the Company effected a Share Exchange pursuant to the Share Exchange Agreement. On the Closing Date, the Company issued to the R3 Stockholders an aggregate of approximately 99,057,358 shares of Common Stock of the Company, $0.0001 par value, in exchange for 95% of the shares of R3S’s common stock. As a result thereof, R3S became a majority owned subsidiary of the Company.  The Company may engage in subsequent closings for up to 100% of R3 Score to occur no later than September 30, 2020.

In addition, on September 23, 2020, the (‘Execution Date”) Robert Rowe submitted his resignation as a member of the Board, which resignation shall become effective on the 10th day following the filing of this information statement to the stockholders of the Company (the “Effective Date”). Prior to the above resignation on the Execution Date, Laurin Leonard was appointed as Chief Executive Officer, Treasurer, Secretary and Director, effective immediately.

CHANGES TO THE BOARD OF DIRECTORS

On the Execution Date, Robert Rowe submitted his resignation as a member of the Board effective on the Effective Date and Ms. Leonard was appointed as a member of the Board.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Robert Rowe	72	Director
Laurin Leonard	36	Director

The names of the Company’s officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Laurin Leonard	36	Chief Executive Officer, Treasurer and Secretary

Robert Rowe, Director

Since our inception on June 16, 2014 to present, Robert Rowe has been our Chief Executive Officer, President, Treasurer and Director. Mr. Rowe resigned as an executive officer on September 10, 2020.  From June 2014 to present Mr. Rowe was the Manager of Global Boatworks, LLC. From January 2005 to present Mr. Rowe was an independent contractor and consultant for Rowe Construction in Pompano Beach, Florida. From January 1999 to January 2005 Mr. Rowe was an independent contractor and consultant for the Miles Group in Lynn, Massachusetts.  Mr. Rowe obtained a Bachelor of Science degree in Business Education from Salem State University in June of 1972.

 Laurin Leonard, Chief Executive Officer, Treasurer, Secretary and Director

On September 23, 2020, Ms. Leonard was appointed as Chief Executive Officer, Treasurer, Secretary, and Director of the Company.  From May 2018 to the present, Ms. Leonard served as the Chief Operating Officer and Co-Founder of R3 Score Technologies, Inc.  From 2012 to present, Ms. Leonard has served as Executive Director of Mission: Launch, Inc., a not-for-profit 501(C)(3) with a mission to improve socio-economic outcomes for marginalized communities.  Ms. Leonard is a current Visiting Research Fellow at Harvard University’s Kennedy School Carr Center. She is a graduate of The Johns Hopkins University Carey Business School - MS, Information Systems Candidate (2011-12) and has earned certifications in Competitive Intelligence (2011) and Leadership Development for Minority Managers (2010). Additionally, she earned a Bachelor of Science in Sociology from Old Dominion University (2006).

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 5,000,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which June then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that June be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

Our Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of our preferred stock, in one or more series.  Concurrent with the closing of the Share Exchange Agreement, Robert Rowe, the former Chief Executive Officer of the Company, sold, transferred and assigned 1,000,000 shares of Series A Preferred Shares to Ms. Leonard.  The rights and privileges of these shares are super voting rights at the rate of 1,000 votes for each preferred share and the right to redeem the shares for $1,000 in total.  Further, the Company may not amend, alter or repeal its Articles of Incorporation or Bylaws, designate any new shares of preferred stock or initiate any action in an attempt to diminish the rights of the Series A Preferred Stock without the approval of the Series A Preferred Stock.

Each other series of preferred stock to be issued, if any, will have such number of shares, designations, preferences, powers and qualifications and special or relative rights or privileges as will be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.  The rights of the holders of our common stock will be subject to the rights of holders of any preferred stock outstanding and issued in the future.  The issuance of preferred stock, while providing desirable flexibility in connection with the possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.” As of the Record Date, there were 110,057,385 shares of Common Stock issued and outstanding.

Name and address of Beneficial Owner	Number of Shares of Common Stock (1)	Percent of Class

Directors and Named Executive Officers:

Laurin Leonard (3)	39,588,041	35.9%

Robert Rowe (2)	1,385,855	1.3%

All officers and directors as a group:	40,973,896	37.2%

5% or Greater Beneficial Owners
Teresa Hodge Aliya Rahman	40,425,662 8,607,314	36.7% 7.8%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)

Includes 5,100 shares of common stock held by Leah Rowe, the wife of Robert Rowe.

(3)

Ms. Leonard also holds 1,000,000 shares of Series A Preferred Stock.  The rights and privileges of these shares are super voting rights at the rate of 1,000 votes for each preferred share and the right to redeem the shares for $1,000 in total.  Further, the Company may not amend, alter or repeal its Articles of Incorporation or Bylaws, designate any new shares of preferred stock or initiate any action in an attempt to diminish the rights of the Series A Preferred Stock without the approval of the Series A Preferred Stock.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may in the future decide to award the members of the Board cash or stock-based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Florida require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Boatworks Holdings, Inc.

Date: September 29, 2020	By:	/s/ Laurin Leonard
Laurin Leonard
Chief Executive Officer

5